

Roomongo, Inc.

Consolidated Financial Statements

As of December 31, 2019

(unaudited)

Roomongo, Inc.
Income Statement
1/1/2019 - 12/31/2019

REVENUE

Gross Revenue	738.65
Cost of Goods Sold	800.09
TOTAL NET REVENUE	**$ (61.44)**

OPERATING EXPENSES

Advertising & Marketing	1,048.00
Bank Charges & Fees	1,144.04
Cell/Internet	159.62
Consultants	875.00
CRM & Communications	9,334.88
Legal & Professional Services	2,147.15
Meals & Entertainment	6.42
Office Expenses	20.12
Online Marketing	199.73
Rent & Lease	1,340.65
Travel	1,589.67
Web Hosting	2,137.07
Website Development	41,574.00
TOTAL OPERATING EXPENSES	**$ 61,576.35**
TOTAL OPERATING INCOME	**$ (61,637.79)**
NET INCOME (LOSS)	**$ (61,637.79)**

Roomongo, Inc.
Balance Sheet
A/O: 12/31/2019

CURRENT ASSETS

Cash and cash equivalents	0.63
Accounts receivables	0.00
Prepays	8,466.55
inventory	0.00
Prepaid expenses and other assets	0.00
Total Current Assets	**$8,467.18**

PROPERTY AND EQUIPMENT

Property and equipment	0.00

OTHER ASSETS

intangible assets	0.00

TOTAL ASSETS	**$8,467.18**

CURRENT LIABILITIES

Accounts payable	0.00
Accrued Expenses	0.00
Total Current Liabilities	0.00

PROPERTY AND EQUIPMENT	**$0.00**

SHAREHOLDERS EQUITY

Owner Contributions/Paid-In-Capital	144,870.51
Retained Earnings	(74,765.54)
Net Income	(61,637.79)
Total Shareholders Equity	**$8,467.18**

TOTAL LIABILITIES AND EQUITY	**$8,467.18**


Roomongo, Inc.
Cash Flow Statement
1/1/2019 - 12/31/2019


CASH PROVIDED BY OPERATIONS	
Net Income	(61,637.79)
Operations	(8,466.55)
NET CASH PROVIDED BY OPERATIONS	($70,104.34)
FINANCING ACTIVITIES	
Founder Contributions	$70,104.97
Cash at Beginning of Period	$0.00
Cash at End of Period	$0.63

ROOMONGO, INC
Consolidated Statement of Equity
January 1, 2019 - December 31, 2019

	Common Stock		Preferred Stock				
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid-In Capital**	**(Accumulated Deficit)**	**Total**
Beginning Balance, January 1, 2019						($74,765.54)	
Owner Summary	10	$1.00	10	$0.01	$144,870.51		$144,870.51
Net Income						($61,637.79)	($61,637.79)
Ending Balance, December 31, 2019	10	$1.00	10	$0.01	$144,870.51	($136,403.33)	$8,467.18

Roomongo, Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2019

Roomongo, Inc. (the "Company," "Roomongo," "we" or "us"), organized in Colorado on July 28, 2017, is a company which provides online travel lodging search and booking options. Our goal is to expand our brand awareness, grow our inventory of aggregated travel supplier options, and to grow and strengthen our customer base.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts receivable: Accounts receivable primarily consists of a portion of hotel booking revenue held in reserve by credit card processors. Management experience suggests that current losses on account are likely to be infrequent. However, with the potential for booking cancellations, a reserve account will be set up.

Inventory: The company's inventory would include any pre-paid lodging arrangements that are made for the purpose of securing a lower cost than would be available otherwise, and with the intent of having it resold in the near future.

Gross Revenue: Gross revenue includes the total amount of revenue derived from a booking.

Cost of Sales: Cost of sales includes the amount Roomongo pays travel suppliers, to fulfill an online lodging reservation. It also includes the cost of merchant processing.

Advertising/Marketing Costs: The company expenses direct advertising costs as incurred.

INCOME TAXES The Company is subject to tax filing requirements in the federal jurisdiction of the United States.

EQUITY BASED COMPENSATION The Company plans to provide an employee stock program for the purposes of attracting and retaining both qualified employees as well as board advisory members.

CONCENTRATIONS OF RISK Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS Management considered events subsequent to the end of the period but before December 31, 2019, the date for which the financial statements were available to be issued.